January 4, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	First Mercury Financial Corporation
10-K for the year ended December 31, 2006
File No. 001-33077
Ladies and Gentlemen:
On behalf of First Mercury Financial Corporation (the “Company”, “we”, “our”, or “us”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated December 20, 2007, concerning the above-referenced document. For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment.
Comment 1. Critical Accounting Policies, page 35; Loss and Loss Adjustment Expense Reserves, page 35. Refer to your reference to an independent actuary in determining your reserves and to your reference to the valuation firm included on page 90 related to the acquisition valuations. While you are not required to make these references, when you do, you must also disclose the name of the independent actuary/valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary/valuation firm.
Response.
In future filings with the Securities and Exchange Commission, as applicable, if the Company makes reference to an independent actuary or valuation firm, we will disclose the name of the independent actuary or valuation firm. If we include or incorporate by reference this disclosure into a 1933 Securities Act filing, we will include the consent of the independent actuary or valuation firm.
Comment 2. Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 64. Please revise to include the required quantitative discussion in one of the three prescribed formats or help us identify where you included this discussion. Refer to Item 3-05(a) of Regulation S-K.
Response.
In addition to our existing disclosure, we will include the requested information in future Forms 10-K, beginning with the 2007 Form 10-K to be filed in early March. We will perform an analysis that illustrates the sensitivity of the fair value of our fixed maturity securities to selected hypothetical changes in interest rates as of the period ended. The selected scenarios will not be predictions of future events, but rather illustrate the effect that such events may have on the fair value of our fixed maturity securities and stockholders’ equity.

An example of our sensitivity analysis is depicted below utilizing December 31, 2006 information:

			Hypothetical
			% Increase
			(Decrease) in
	Estimated	Estimated
	Fair	Change in	Fair	Stockholders'
	Value	Fair Value	Value	Equity
	(Dollars in thousands)
100 basis point increase	$290,219	$(7,622)	(2.6)%	(2.9)%
50 basis point increase	294,030	(3,811)	(1.3)	(1.4)
No change	297,841	—	—	—
50 basis point decrease	301,652	3,811	1.3	1.4
100 basis point decrease	305,463	7,622	2.6	2.9
In addition, our investment portfolio contains convertible securities, which we carry on our balance sheet at fair value. The convertible securities have exposure to equity price risk from the underlying equity securities. This risk is defined as the potential loss in fair value resulting from adverse changes in stock prices. An example of our sensitivity analysis related to equity price risk utilizing December 31, 2006 information is as follows:
“At December 31, 2006, our convertible securities had a total fair value of $22.4 million. A hypothetical 10% increase in the fair value of the underlying equity securities could increase the fair value to $23.9 million and increase stockholders’ equity by 0.6%. Alternatively, a 10% decrease in the fair value of the underlying equity securities could decrease the fair value to $21.1 million and decrease stockholders’ equity by 0.5%.”
In connection with the above response, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the above responses have adequately addressed your comments. Given that we intend to file our Form 10-K for the year ended December 31, 2007 in early March, we would appreciate receiving the Staff’s confirmation that it has no further comments as promptly as practicable so that we can be assured that we have adequately addressed all of the Staff’s comments prior to filing the 2007 Form 10-K. Please do not hesitate to contact Edward LaFramboise at (248) 213-0406 if you have further questions or comments.
Sincerely,
/s/ John A. Marazza
John A. Marazza
Executive Vice President, Chief Financial Officer, and Treasurer
First Mercury Financial Corporation